

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2013

Via Email

Pardeep Kohli
Chief Executive Officer
Mavenir Systems, Inc.
1700 International Parkway, Suite 200
Richardson, Texas 75081

> **Re:** **Mavenir Systems, Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted December 20, 2012**
> **CIK No. 1361470**

Dear Mr. Kohli:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide us with the relevant portions of the industry research reports you cite, such as from Gartner and Ericsson. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you.

2. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research

reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   We will contact you separately regarding your proposed graphics.

Prospectus Summary

Overview, page 1

4.   Please revise your disclosure in the summary and the risk factors sections to reduce the use of highly technical business terms. See Rule 421(d)(2)(v) of Regulation C. For example, use clear and concise language to explain the terms rich communications, enhanced messaging systems, RCS, VoLTE, and VoWi-Fi. Similarly revise the business section. See Rule 421(b)(4) of Regulation C.

5.   Please provide supplemental, qualitative, or quantitative support for your claims that:

*   you are a "leading" provider of software-based networking solutions;
*   you enable mobile service providers to offer services that generate increased revenue and improve subscriber satisfaction and retention, while allowing them to improve time-to-market of new services and reduce network costs;
*   your migration services are "cost-effective;"
*   you offer "high quality" integrated communications services;
*   you offer a "rich" communications experience;
*   you have been "first to market" with solutions that enable many enhanced subscriber services and have achieved a "first-mover" advantage;
*   you have "proven, robust and large-scale deployments for existing customers;"
*   you have a " proven track record" of providing "differentiated and innovative" solutions; and
*   generational changes in technology for the mobile industry occur approximately every ten years.

Risk Factors

"We depend on a limited number of mobile service provider customers…," page 15

6.   Please identify the mobile service providers referenced in this section, and include a cross-reference to the more detailed discussion on page 83.

7.   You state that "[g]enerally," you do not have and you do not enter into multi-year purchase contracts with your customers or have any contractual arrangements to ensure future sales to existing customers. Please tell us whether you have any agreements with

Pardeep Kohli
Mavenir Systems, Inc.
January 16, 2013
Page 3

the mobile service providers referenced in this risk factor. For any such agreement, please explain to us how you determined that you did not need to file the agreement pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, file any such agreement as an exhibit and revise the Business section to discuss the material terms of the agreement, including the duration.

"We rely significantly on channel partners to sell our solutions…," page 15

8.   Please disclose when your reseller agreement with Cisco Systems expires/is up for renewal, and include a cross-reference to the more detailed discussion of the terms of the agreement that begins on page 116 of the prospectus.

"We expect to incur significant additional costs as a result of…," page 22

9.   Please quantify the significant additional costs, if known and material.

"We use a limited number of standard hardware suppliers…," page 28

10.   Please explain to us how you determined that you are not substantially dependent on your agreements with hardware suppliers. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 47

11.   Please balance your disclosure in this section by discussing the key challenges you are facing. See Item 303(a) of Regulation S-K, and for guidance, refer to Section III.A of SEC Release No. 33-8350. For example, discuss the reasons for your operating losses and net losses, and your plans for generating profits.

Results of Operations — Summary

Comparison For the Years Ended December 31, 2010 and 2011

Revenues, page 51

12.   You state that revenues increased primarily due to increased sales of your core Mavenir mOne® products to existing customers who initiated product expansions as well as new customer sales. Consider providing additional disclosure regarding the extent that the significant increase in revenues was attributable to new customers versus sales of additional products to existing customers, and the size of your installed base of customer deployments. In addition, please provide more detailed disclosure regarding the extent that your increase in revenue is attributable to an increase in users versus any change in

prices. Make a similar revision to your discussion of the nine months ended September 30, 2011 and 2012. See Items 303(a) and (b) of Regulation S-K.

13.   Although you have disclosed the impact of the Airwide Solutions acquisition on total revenue, please also provide quantitative disclosure of the impact of the acquisition on software products and maintenance.

14.   Please provide a more detailed explanation of why enhanced messaging products grew twice as fast as voice and video.

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation

Determination of the fair value of stock-based compensation grants, page 60

15.   We note the disclosure on page 61 that your expected volatility assumptions were based upon the historical volatility of comparable public companies. Similarly, we note on page 62 that you consider valuations of comparable public companies to determine the fair value of your common stock. Please confirm that the same set of companies is used in all of your valuation assumptions and estimates and update your disclosure accordingly. Also revise to disclose any limitations or uncertainties over comparability.

Determination of the Fair Value of Common Stock on Grant or Modification Dates, page 61

16.   We note your disclosure on pages 61 and 62 regarding the determination of the fair value of your common stock which describes the factors considered by management in addition to the third-party valuations. Please provide additional details regarding the specific methodologies used in determining enterprise value and the specific methodologies used to allocate enterprise value between common stock and preferred stock. Further, we note your disclosure on page 62 that describes your consideration for the prices paid by your investors in your sales of redeemable convertible preferred stock. Include a discussion of how these prices impact your determination of enterprise value and the allocation of enterprise value between common stock and preferred stock, as appropriate. Finally, to the extent applicable, include any additional assumptions used to determine fair value of the underlying common stock.

17.   We note your disclosure on page 63 that the fair value of common stock underlying the grants made from December 13, 2011 to January 25, 2012 was based in part by a valuation completed on June 1, 2011. Please update your disclosure to describe your basis for using the June 1, 2011 valuation to determine the fair value of common stock in December 2011 and January 2012 including why you believe this valuation is

contemporaneous considering length of time from the valuation date to the option grant date.

18.   We further note your disclosure on page 63 that your enterprise values increased from $43 million in July 2010 to $97 million in June 2011 and $160 million in August 2012 but decreased to $118 million in October 2012. Please clarify in your disclosure the factors and assumptions that resulted in these changes in enterprise value.

19.   For options granted on October 30, 2012, you disclose that the Board determined that these options should have an exercise price of $0.73 per share which was determined to be equal to or greater than the estimated fair value of your common stock. Considering the table on page 61 related to your option grants presents the estimated fair value per share on this grant date as $0.73 per share, please revise your disclosure to clarify the common stock fair value on the grant date and tell us what fair value assumption was used in your Black-Scholes valuation model to determine compensation expense.

20.   For any future options grants, discuss the significant factors contributing to the difference in the fair value determined between each grant and equity related issuance as of the date of your current registration statement. This reconciliation should describe the significant intervening events within the company and changes in assumptions as well as the weighting and selection of valuation methodologies employed that explain the changes in the fair value of the underlying stock up to the filing of the registration statement.

21.   When your estimated IPO price is known, please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

22.   Also, when your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO price range. The disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.

23.   Consider revising to separately disclose the intrinsic value of all outstanding vested and unvested options based upon the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of ASC 718, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

24.   For any options granted or other stock-based issuances subsequent to the most recent balance sheet date presented in the registration statement, if material, please revise your disclosure to include the expected impact the additional grants will have on your financial

statements. Additionally, continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

Liquidity and Capital Resources, page 65

25.   We note your disclosure on page 23 that approximately $4.3 million of your cash balance as of September 30, 2012 was held internationally. We note similar disclosure on page F-29 which indicates that $4.9 million of your cash balance as of December 31, 2011 was held internationally. We further note on page F-54 that income taxes have not been paid on $9.3 million in undistributed foreign earnings as of December 31, 2011. Please tell us your consideration for disclosing the impact of repatriating the undistributed earnings of foreign subsidiaries in your liquidity section. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying a significant amount of taxes upon their repatriation. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

Our Business

Our Strategy, page 76

26.   Please discuss your specific plans for attempting to make your business profitable.

Executive Compensation

Summary Compensation Table

Cash Awards under the 2011 Management Incentive Plan, page 102

27.   Please clarify that your board of directors exercised its discretion to approve an award payout of 100%, even though it appears that you did not achieve certain performance objectives, such as EBITDA. In addition, please tell us how you considered disclosing your 2011 performance against each performance objective.

28.   Please disclose how the metric "New Orders" is computed.

Option Grants to Our Named Executive Officers in 2011, page 104

29.   Please discuss why you granted Messrs. Kohli and Hungle options in 2011, and the reasons for the specific number of options granted to each.

Principal Stockholders, page 119

30.   Footnotes one through four contain disclaimers of beneficial ownership. The persons in footnotes two through four, in particular, disclaim beneficial interest "except to the extent of any pecuniary interest," but have already admitted that they are beneficial owners due to their voting and/or dispositive power over the disclaimed shares. See Instruction 2 to Item 403 of Regulation S-K. Exchange Act Rule 13d-3 and Item 403 of Regulation S-K do not consider economic interest in determining beneficial ownership. To the extent that you retain these disclaimers, please provide us with a legal analysis supporting your belief that beneficial ownership disclaimers are proper outside of filings on Schedules 13D and 13G, and disclose who has voting and/or dispositive power over the disclaimed shares. For guidance, refer to Section III.A.4 of SEC Release No. 33-5808.

Unaudited Pro Forma Condensed Combined Financial Statements

Note 3 – Pro Forma Adjustments, page F-8

31.   We note that you recorded a $1.4 million adjustment to increase sales and marketing expense in your pro forma statement of operations for the year ended December 31, 2011 as described in adjustment (B). We further note your disclosure on pages F-7 and F-8 regarding the fair value adjustments associated with historical Airwide percentage of completion contracts. Please tell us whether adjustment (B) relates to these percentage of completion contracts and if so provide additional details regarding this adjustment, including your basis for recording the adjustment within sales and marketing expense. Additionally, provide additional details regarding the recorded assets and liabilities associated with the fair value of the percentage of completion contracts.

32.   Your adjustment (E)(ii) indicates that you intend to use the proceeds from this offering to repay debt. However, you do not indicate this intention in your Use of Proceeds disclosure on page 38. Please reconcile these inconsistencies. Further, if you do intend to repay certain debt with the proceeds from this offering, tell us how you considered including pro forma earnings per share information in your selected financial data giving effect to the number of shares issued in this offering whose proceeds will be used to extinguish a portion of your debt. Refer to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

Consolidated Financial Statements of Mavenir Systems, Inc. and Subsidiaries for the Years Ended December 31, 2010 and 2011

Consolidated Statements of Operations and Comprehensive Loss, page F-25

33.   Please revise to present the amount of income tax expense allocated to the foreign currency translation adjustment component of other comprehensive income or provide

such disclosure in the notes to the consolidated financial statements. Refer to ASC 220-10-45-12.

Note 1 – Description of the Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-30

34.   We note that your policy disclosure is divided between software related products and tangible products containing essential software. Additionally, we note disclosure on page F-31 describes arrangements that include non-essential hardware within your software policy section. Please clarify in your disclosure the components of your various multiple element arrangements. In this regard tell us whether any of your arrangements include software products, tangible products containing essential software and/or non-essential hardware and services and if so, provide your policy for allocating revenue.

35.   We note your disclosure on page 2 indicates that your solutions can be hosted in a mobile cloud environment. We note similar disclosure elsewhere in the filing including the discussion of cloud-based implementation on pages 75 and 82. Please clarify to us and in your filing whether you offer cloud-based or hosting services and if so describe your accounting policy for these services.

36.   We note your disclosure on pages F-31 and F-33 that based upon ASC 605-45 you concluded that you meet the criteria for gross presentation. Please describe the elements of your arrangements that were evaluated under ASC 605-45 and provide us with the details of your analysis including your consideration of the criteria in ASC 605-45-45-4 through 14.

37.   We note your disclosure on page F-30 that you offer price protection to Cisco. We further note in your disclosure on page 117 that under your arrangement with Cisco, the fees, terms and conditions will be no less favorable to Cisco than those that you provide to similar customers. Please tell us whether the disclosure on page 117 relates to the price protection clause you referenced on page F-30 and describe your accounting policy related to the price protection clause.

Software Related Revenue Recognition, page F-30

38.   We note your disclosure on page F-31 that you have established vendor-specific objective evidence (VSOE) of fair value for post-contract support such as maintenance using the stated renewal rates. Please describe, in detail, the methodology for establishing VSOE including the range of renewal rates and tell us the percentage of your customers that actually renew at such rates.

39.   Additionally, we note on page F-31 that you have established VSOE of fair value for software services using separate selling price. Please describe, in detail, the methodology for establishing VSOE including the volume and range of standalone sales used to establish VSOE. Additionally, please describe your policy for allocating arrangement consideration when the contractual price for this element does not fall within the respective VSOE of fair value range.

Tangible Product Containing Essential Software, page F-31

40.   We note on page F-32 that you allocate arrangement consideration to each separate deliverable based upon VSOE, third party evidence (TPE) or estimated selling price (ESP). Please tell us which method is used for your various applicable products and services.

41.   We note your disclosure that for contracts that include multiple elements you determine whether the various elements meet the applicable criteria to be accounted for as separate elements and make estimates regarding their relative fair values. Please tell us how your allocation method is consistent with the relative selling price method discussed in ASU No. 2009-13 considering the term "fair value" is no longer referred to within this guidance.

Recent Accounting Pronouncements, page F-38

42.   We note your disclosure that you are currently evaluating the impact of the new goodwill accounting guidance. This statement, as well as your disclosure on page F-34, implies that you have not adopted the new guidance. Please reconcile the inconsistency between this disclosure and your statement on page 70 which indicates that you adopted the guidance for the 2011 impairment test.

Note 3 – Business Combination, page F-40

43.   We note your disclosure on pages F-7 and F-8 with respect to fair value adjustments associated with historical Airwide percentage of completion contracts recorded in your pro forma financial statements. Please tell us how the fair values of these contracts were reflected in your purchase accounting.

Note 10 – Loss per Common Share Applicable to Common Shareholders, page F-46

44.   Describe your consideration for ASC 260-10-45-68 in determining whether the preferred stock should be included in the computation of basic earnings per share regardless of the fact that the company has a net loss from operations in all periods presented. In this regard, tell us and disclose whether the redeemable convertible preferred shareholders have contractual obligations to share in the company's losses.

Note 16 – Segment and Geographic Information, page F-55

45.   We note that your revenue recognition policy reflects accounting for software products separately from tangible products containing essential software. Please tell us your consideration for disclosing revenue from each of your products separately. Refer to ASC 280-10-50-40.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

        You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via Email
       Alan Bickerstaff, Esq.
       Andrews Kurth LLP